November 22, 2013

VIA EDGAR & OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

RE:	Kofax Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed November 5, 2013

File No. 333-191554

Amendment No. 2 to Registration Statement on Form F-1

Filed November 8, 2013

File No. 333-191554

Ladies and Gentlemen:

On behalf of Kofax Limited (the “Company”), we respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated November 19, 2013 from Ms. Maryse Mills-Apenteng to Mr. Reynolds C. Bish regarding Amendment No. 2 to the Company’s Registration Statement on Form F-1 (as amended, the “Registration Statement”). For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Concurrently, the Company is filing Amendment No. 3 to the Registration Statement via EDGAR. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 7

We note your inclusion of partial financial results for the three months ended September 30, 2013. Disclose why you provide only partial and preliminary information at this time. Additionally, please provide analysis of the changes in these financial results as compared to the same measures for September 30, 2012. For example, consider whether these partial and preliminary results are consistent with any trends disclosed in the management’s discussion and analysis section. Lastly,

United States Securities and Exchange Commission

November 22, 2013

please clarify whether the financial statements for the most recently completed period are available or to the extent they become available prior to the effective date of the registration statement, please confirm that you will include them in the filing.

Response:

The Company acknowledges the Staff’s comment and has provided additional disclosure on pages 7, 8 and 9 of the Registration Statement.

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If you have any questions, please feel free to contact the undersigned at 212.698.3616. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

cc:	Reynolds C. Bish, Chief Executive Officer, Kofax Limited

James Arnold, Jr., Chief Financial Officer, Kofax Limited

Bradford Weller, Executive Vice President of Legal Affairs, General Counsel and

                             Company Secretary, Kofax Limited

Sean Geraghty, Esq., Dechert LLP

Carol Clarke, Esq., Conyers Dill & Pearman Limited

Thomas S. Levato, Esq., Goodwin Procter LLP

David Hales, Ernst & Young LLP (United Kingdom)